

November 14, 2023

Daniel Paterson
Chief Executive Officer
Verastem, Inc.
117 Kendrick Street, Suite 500
Needham, MA 02494

      Re: Verastem, Inc.
           Registration Statement on Form S-3
           Filed November 8, 2023
           File No. 333-275408

Dear Daniel Paterson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marko S. Zatylny